Evil Empire Designs, Inc.

441 Eastgate Rd., Suite A

Henderson, Nevada 89011

(725) 666-3700

July 24, 2019

VIA EDGAR

John Stickel

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evil Empire Designs, Inc.
Registration Statement on Form S-1 (File No. 333-231172)

Dear Mr. Stickel:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Evil Empire Designs Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to July 25, 2019 at 2:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Thomas E. Puzzo, Esq., counsel to the undersigned at (206) 522-2256.

Very truly yours,

By:	/s/ Sheila Cunningham
Name:	Sheila Cunningham
Title:	President and Chief Executive Officer

cc: Thomas E. Puzzo, Esq.